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PAGE 1 OF 38

SOLICITATION/CONTRACT/ORDER FOR COMMERCIAL ITEMS

OFFEROR TO COMPLETE BLOCKS 12, 17, 23, 24, & 30

1. REQUISITION NUMBER:

2. CONTRACT NO.: SP8000-26-D-0016

3. AWARD/EFFECTIVE DATE: 2026 JUN 22

4. ORDER NUMBER:

5. SOLICITATION NUMBER:

6. SOLICITATION ISSUE DATE:

7. FOR SOLICITATION INFORMATION CALL: a. NAME: b. TELEPHONE NUMBER *(No collect calls)*:

8. OFFER DUE DATE/ LOCAL TIME:

9. ISSUED BY — CODE: SP8000

DCSO COLUMBUS
3990 EAST BROAD STREET
COLUMBUS OH 43218
USA
Local Admin: Victoria Mcpherson DVM0028 Tel: (614) 693-0466
Email: Victoria.Mcpherson@dla.mil

10. THIS ACQUISITION IS ☒ UNRESTRICTED OR ☐ SET ASIDE: ______ % FOR

☐ SMALL BUSINESS
☐ HUBZONE SMALL BUSINESS
☐ SERVICE-DISABLED VETERAN-OWNED SMALL BUSINESS
☐ WOMEN-OWNED SMALL BUSINESS (WOSB) ELIGIBLE UNDER THE WOMEN-OWNED SMALL BUSINESS PROGRAM
☐ EDWOSB
☐ 8 (A)

NAICS: 325180

SIZE STANDARD: 1,000 employees

11. DELIVERY FOR FOB DESTINATION UNLESS BLOCK IS MARKED ☐ SEE SCHEDULE

12. DISCOUNT TERMS: Net 30 days

13a. ☐ THIS CONTRACT IS A RATED ORDER UNDER DPAS (15 CFR 700)

13b. RATING:

14. METHOD OF SOLICITATION: ☐ RFQ ☐ IFB ☐ RFP

15. DELIVER TO — CODE: SEE SCHEDULE

16. ADMINISTERED BY — CODE: SP8000

SEE BLOCK 9
Criticality: PAS: None

17a. CONTRACTOR/ OFFEROR — CODE: 18JQ6 — FACILITY CODE: SB0812

LARGO RESOURCES USA INC
1775 TYSONS BLVD FL 4 STE 4147
MC LEAN VA 22102-4284
USA

TELEPHONE NO. 5714917827

18a. PAYMENT WILL BE MADE BY — CODE: SL4701

DEF FIN AND ACCOUNTING SVC
BSM
P O BOX 182317
COLUMBUS OH 43218-2317
USA

☐ 17b. CHECK IF REMITTANCE IS DIFFERENT AND PUT SUCH ADDRESS IN OFFER

18b. SUBMIT INVOICES TO ADDRESS SHOWN IN BLOCK 18a UNLESS BLOCK BELOW IS CHECKED. ☐ SEE ADDENDUM

19. ITEM NO.	20. SCHEDULE OF SUPPLIES/SERVICES	21. QUANTITY	22. UNIT	23. UNIT PRICE	24. AMOUNT
	See Schedule				

25. ACCOUNTING AND APPROPRIATION DATA:

26. TOTAL AWARD AMOUNT *(For Govt. Use Only)*: $125,000,000.00

☐ 27a. SOLICITATION INCORPORATES BY REFERENCE FAR 52.212-1, 52.212-4. FAR 52.212-3 AND 52.212-5 ARE ATTACHED. ADDENDA ☐ ARE ☐ ARE NOT ATTACHED.

☐ 27b. CONTRACT/PURCHASE ORDER INCORPORATES BY REFERENCE FAR 52.212-4. FAR 52.212-5 IS ATTACHED. ADDENDA ☐ ARE ☐ ARE NOT ATTACHED.

☒ 28. CONTRACTOR IS REQUIRED TO SIGN THIS DOCUMENT AND RETURN 1 COPIES TO ISSUING OFFICE. CONTRACTOR AGREES TO FURNISH AND DELIVER ALL ITEMS SET FORTH OR OTHERWISE IDENTIFIED ABOVE AND ON ANY ADDITIONAL SHEETS SUBJECT TO THE TERMS AND CONDITIONS SPECIFIED

☒ 29. AWARD OF CONTRACT: REF. ______ OFFER DATED 0000-00-00 . YOUR OFFER ON SOLICITATION (BLOCK 5), INCLUDING ANY ADDITIONS OR CHANGES WHICH ARE SET FORTH , HEREIN IS ACCEPTED AS TO ITEMS:

30a. SIGNATURE OF OFFEROR/CONTRACTOR:

31a. UNITED STATES OF AMERICA *(SIGNATURE OF CONTRACTING OFFICER)*: FELICIA LONDON

30b. NAME AND TITLE OF SIGNER *(Type or Print)*:

30c. DATE SIGNED:

31b. NAME OF CONTRACTING OFFICER *(Type or Print)*: FELICIA LONDON, FELICIA.LONDON@DLA.MIL

31c. DATE SIGNED: 2026 JUN 22

AUTHORIZED FOR LOCAL REPRODUCTION
PREVIOUS EDITION IS NOT USABLE

STANDARD FORM 1449 (REV. 2/2012)
Prescribed by GSA - FAR (48 CFR) 53.212

CONFIDENTIAL TREATMENT REQUESTED.
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19. ITEM NO.	20. SCHEDULE OF SUPPLIES/SERVICES	21. QUANTITY	22. UNIT	23. UNIT PRICE	24. AMOUNT

32a. QUANTITY IN COLUMN 21 HAS BEEN

☐ RECEIVED ☐ INSPECTED ☐ ACCEPTED, AND CONFORMS TO THE CONTRACT, EXCEPT AS NOTED:

32b. SIGNATURE OF AUTHORIZED GOVERNMENT REPRESENTATIVE	32c. DATE	32d. PRINTED NAME AND TITLE OF AUTHORIZED GOVERNMENT REPRESENTATIVE

32e. MAILING ADDRESS OF AUTHORIZED GOVERNMENT REPRESENTATIVE

32f. TELEPHONE NUMBER OF AUTHORIZED GOVERNMENT REPRESENTATIVE

32g. E-MAIL OF AUTHORIZED GOVERNMENT REPRESENTATIVE

33. SHIP NUMBER ☐ PARTIAL ☐ FINAL	34. VOUCHER NUMBER	35. AMOUNT VERIFIED CORRECT FOR	36. PAYMENT ☐ COMPLETE ☐ PARTIAL ☐ FINAL	37. CHECK NUMBER
38. S/R ACCOUNT NO.	39. S/R VOUCHER NUMBER	40. PAID BY		

41a. I CERTIFY THIS ACCOUNT IS CORRECT AND PROPER FOR PAYMENT

41b. SIGNATURE AND TITLE OF CERTIFYING OFFICER

41c. DATE

42a. RECEIVED BY *(Print)*

42b. RECEIVED AT *(Location)*

42c. DATE REC'D *(YY/MM/DD)*

42d. TOTAL CONTAINERS

STANDARD FORM 1449 (REV. 2/2012) **BACK**

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SECTION A - SOLICITATION/CONTRACT FORM

STANDARD FORM 1449 NOTES / CONSIDERATIONS

The contract writing system used to execute this action contains limitations that can result in the creation of a final document partially inconsistent with what would be appropriate for certain agreements or contract actions. Please note the following with regard to this SF 1449:

Block 5 -- SOLICITATION NUMBER: SP8000-26-R-00013

Block 6 -- SOLICITATION ISSUE DATE: 2026 JAN 15

Block 7a -- NAME: Victoria McPherson, Email: Victoria.McPherson@dla.mil

Block 7b -- TELEPHONE NUMBER: 614-693-0466

Block 8 -- OFFER DUE DATE / LOCAL TIME: 2026 FEB 06 / 03:00PM EST

Block 14 -- METHOD OF SOLICITATION: RFP

Block 26 -- TOTAL AWARD AMOUNT: The amount listed in this block, $125,000,000.00, represents the IDIQ Contract Maximum. The award of this IDIQ contract does not obligate funds.

* * * * * * * * * *

A.1 ADMINISTRATIVE SUMMARY

Under the authority of FAR 16.504, the DLA Contracting Services Office - Columbus Division 3 (DCSO-C3) hereby awards Contract SP8000-26-D-0016 to Largo (CAGE: 18JQ6) for Vanadium Pentoxide. A delivery order covering the contract guaranteed minimum will be awarded immediately following the award of this IDIQ contract. Any further delivery orders will be placed as requirements surface.

A.1.1 MATERIAL DESCRIPTION

Description: Vanadium Pentoxide

PSC: 9620 / Material Code: N30001813

NAICS: 325180 / Size Standard: 1,000 employees

A.1.2 INDEFINITE DELIVERY INDEFINITE QUANTITY (IDIQ) CONTRACT INFORMATION

A.1.2.1 Contract Period. IDIQ SP8000-26-D-0016 is established as a single award, firm-fixed price Indefinite Delivery Indefinite Quantity (IDIQ) contract with one (1) five (5)-year base ordering period with yearly price increases beginning Year 2 based on contract award date.

A.1.2.2 The Government intends to acquire quantities based on the following IDIQ contract minimum and maximum:

Minimum: $1,000,000.00 (guaranteed)

Maximum: $125,000,000.00

Under an IDIQ contract agreement, DCSO-C3 agrees to procure quantities of Vanadium Pentoxide to cover only the guaranteed minimum stated in this contract.

A.1.2.3 The Statement of Work (SOW) found in Section C of Contract SP8000-26-D-0016 represents the scope of supplies required under this IDIQ contract.

A.1.2.4 Issuance of Delivery Orders (DO). All requirements for supplies will be ordered as DO that are FFP at the time of DO issuance.

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SECTION A - SOLICITATION/CONTRACT FORM (CONTINUED)

a. Fair Opportunity Procedures for the Issuance of Delivery Orders. In the interest of industrial mobilization and to maintain properly balanced sources of supply for meeting the requirements of Government acquisition programs, the Contracting Officer is hereby granted the authority under the Federal Acquisition Regulation (FAR) 6.302-3(a)(2)(i), (per Revolutionary FAR Overhaul, (RFO), reference is revised to FAR 6.103-3(b)(1)), which states full and open competition need not be provided for when it is necessary to award the contract to a particular source or sources in order to maintain a facility, producer, manufacturer, or other supplier available for furnishing supplies in case of a national emergency or to achieve industrial mobilization, which per FAR 6.302-3(b)(1)(iii), (reference not included in RFO), may be appropriate when necessary to maintain properly balanced sources of supply for meeting the requirements of acquisition programs in the interest of industrial mobilization.

All requirements for supplies will be ordered as delivery orders that can be issued using Lowest Price Technically Acceptable (LPTA) procedures, Best Value Tradeoff Procedures or the Government could initiate a direct award in the interest of Industrial Mobilization.

b. Estimated quantities the Government expects to order during each contract year can be found in section C SOW table 1.

c. Any DLA Contracting Services Office (DCSO) warranted Contracting Officer, within the limits of their warrants, may award and administer a DO for supplies covered by the IDIQ contract. DOs will most likely be placed by the DLA Contracting Services Office - Columbus (DCSO-C3).

A.1.3 DELIVERY / SHIPPING LOCATION

SB0812

Defense Logistics Agency Strategic Materials Scotia Depot Route 5, Building #12

Scotia, NY 12302-9463

United States of America Telephone: (518) 370-3347

Unloading Hours: 7:30 AM - 2:30 PM (EST), Monday - Friday

Accessibility: Truck

SW0844

Defense Logistics Agency Hawthorne Army Depot 1 South Main Ave.

Hawthorne, NV 89415-9404

USA

SB0844

Defense Logistics Agency Strategic Materials Hammond Depot

3200 Sheffield Avenue

Hammond, Indiana 46327-1003

USA

Defense Logistics Agency Columbus Depot

3990 E. Broad St

Columbus, OH 43218

A.1.4 POINTS OF CONTACT FOR THIS ACQUISITION

Contract Specialist:
Victoria McPherson, Contract Specialist DLA Contracting Services Office Phone: (614) 693-0466
Email: victoria.mcpherson@dla.mil

Contracting Officer:

Felicia London, Contracting Officer DLA Contracting Services

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SECTION A - SOLICITATION/CONTRACT FORM (CONTINUED)

Office Phone: (445) 737-0765 Email: felicia.london@dla.mil

Quality Assurance Specialist (QAS):

Provided at Delivery Order level

Post Award Contract Manager (PACMAN)

Provided at Delivery Order level

********** General mailbox address for this requirement is VanadiumPentoxide.26D0016@dla.mil********

A.1.5 WIDE AREA WORKFLOW INFORMATION

All payments will be processed and submitted through Wide Area Workflow. Information for Wide Area Workflow (WAWF) Invoicing: Combo Document Invoice. Contractors/vendors not using WAWF will need to register for WAWF in order to gain access to the new MyInvoice functionality.

Wide Area Workflow (WAWF) is a secure web-based system for electronic invoicing, receipt, and acceptance. WAWF allows government vendors to submit and track invoices and receipt/acceptance documents over the web and allows government personnel to process those invoices in a real-time, paperless environment.

WAWF is in accordance with the 2001 National Defense Authorization Act (DFARS 252.232-7003, Electronic Submission of Payment Requests & Receiving Reports, and 252.232-7006, Wide Area Workflow Payment Instructions), which requires claims for payment under a Department of Defense Contract to be submitted in electronic form.

As of March 03, 2008, DoD has issued a final rule amending the Defense Federal Acquisition Regulation Supplement (DFARS) to require the use of the Wide Area Workflow as the only acceptable electronic system for submitting requests for payment (invoices and receiving reports) under DoD contracts. Government credit card will not be utilized for the orders against this agreement. All payments will be processed and submitted through WAWF "only."

When creating an invoice in WAWF, the contractor must input DoDAAC (Delivery Order) under the Ship to Code and the Inspected by DoDAAC field. Otherwise, the payment would not be processed on time. Below is the web link for Wide Area Workflow Reference Guidance for Vendors.

(Note: this guidance would help the vendor through the entire process of registration, submitting, void, and track invoices in WAWF).
https://wawf.eb.mil

DLA WAWF Assistance (General Questions)
703-767-1915

wawf@dla.mil

A.2 INCONSISTENCIES BETWEEN THE ADMINISTRATIVE SUMMARY AND CONTRACT

This administrative summary has been prepared as an aid to you, the contractor. Every attempt has been made to accurately reflect the requirements and information contained in the balance of this contract. Any inconsistencies between the summary and the contract will be resolved in favor of the specific requirements of the contract.

SECTION B - SUPPLIES OR SERVICES AND PRICES OR COSTS

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SECTION B - SUPPLIES OR SERVICES AND PRICES OR COSTS (CONTINUED)

B. SUPPLIES OR SERVICES AND PRICES/COSTS

The Defense Logistics Agency (DLA) Strategic Materials (DLA-SM) intends to procure up to 2,876 metric tons (MT) of vanadium pentoxide flakes over a five-year period for addition to the National Defense Stockpile (NDS). The ordering period of this IDIQ contract is five (5) years, as one 60-month base ordering period.

CLIN 0001 - VANADIUM PENTOXIDE

SUPPLY/SERVICE: 9620-N30001813

ITEM DESCRIPTION: Vanadium Pentoxide, as described in the Statement of Work (SOW) and below tables. In accordance with the SOW, the Contractor shall source, package, and deliver the awarded quantity of Vanadium Pentoxide to the DLA Strategic Materials Scotia Depot, New York, Hawthorne, Nevada, or Hammond, Indiana (Determined at the Deliver Order level). Pricing under this CLIN shall be reflective of all work to be performed under the SOW except for any work performed under CLIN 0002.

PRICING TERMS: Firm-Fixed Price

INSPECTION POINT: Destination

ACCEPTANCE POINT: Destination

FOB: Destination

DELIVERY DATE: Vanadium Pentoxide to be delivered

within 36 months after delivery order issuance.

PREP FOR DELIVERY: Packaging and labeling of Vanadium Pentoxide shall be in accordance with Section F and Section G of the SOW.

SB0812

DLA Strategic Materials Scotia

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SECTION B - SUPPLIES OR SERVICES AND PRICES OR COSTS (CONTINUED)

Consolidated Station Property

RT 5, BLDG 12

Scotia NY 12302-9463

USA

SW0844

Defense Logistics Agency Hawthorne Army Depot

1 South Main Ave.

Hawthorne, NV 89415-9404

USA

SB0844

Defense Logistics Agency Strategic Materials Hammond Depot

3200 Sheffield Avenue

Hammond, IN 46327-1003

USA

Defense Logistics Agency Columbus Depot

3990 E. Broad St.

Columbus, OH 43218

CLIN 0002 - THIRD-PARTY TESTING

SUPPLY/SERVICE: H999-V00007070

ITEM DESRIPTION: Third-Party Testing of Vanadium Pentoxide. The Contractor shall perform

PRICING TERMS: Firm Fixed Price

PERIOD OF PERFORMANCE: 36 months after delivery order issuance

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SECTION B - SUPPLIES OR SERVICES AND PRICES OR COSTS (CONTINUED)

SB0812

DLA Strategic Materials Scotia

Consolidated Station Property

RT 5, BLDG 12

Scotia NY 12302-9463

USA

SW0844

Defense Logistics Agency Hawthorne Army Depot

1 South Main Ave.

Hawthorne, NV 89415-9404

USA

SB0844

Defense Logistics Agency Strategic Materials Hammond Depot

3200 Sheffield Avenue

Hammond, IN 46327-1003

USA

Defense Logistics Agency Columbus Depot

3990 E. Broad St.

Columbus, OH 43218

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SECTION C - SPECIFICATIONS/SOW/SOO/ORD (CONTINUED)

SECTION C - SPECIFICATIONS/SOW/SOO/ORD

DEFENSE LOGISTICS AGENCY
Vanadium Pentoxide

STATEMENT OF WORK (SOW)

I. INTRODUCTION

A. BACKGROUND

Vanadium pentoxide is a key component in many DOD systems, including the manufacturing of aerospace grade components. It is particularly essential for the production of aerospace grade titanium and aerospace master alloys. Vanadium pentoxide is also a critical material for vanadium flow batteries, which are of growing demand for the DOD.

B. OBJECTIVES

The objective of this procurement is to establish an indefinite delivery/indefinite quantity (IDIQ) ordering vehicle to allow DLA to purchase vanadium pentoxide as needed within the parameters established within the resulting IDIQ regarding minimum and maximum purchase amounts.

C. SCOPE

The contractor will provide the necessary management, services, personnel, and documentation required to accomplish the tasks described within this SOW.

To reduce the risk of unavailability in the vanadium supply chain, DLA Strategic Materials intends to purchase vanadium pentoxide with maximum values shown in Table 1 over a five-year ordering period.

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SECTION C - SPECIFICATIONS/SOW/SOO/ORD (CONTINUED)

 D. COMPLIANCE REQUIREMENTS

The contractor must meet the below listed compliance requirements:

  Harmonized Tariff Schedule, the Tariff Act of 1930, and the Trade Act of 1974

  United States (US) Customs and Border Protection (CBP) Form 7501

  US CBP Form 6059 General Declaration

  US CBP Form 5106 Request for Importer Number or Notification of Importer Number

II. PERFORMANCE REQUIREMENTS

Unless otherwise specified, all references to days are considered government business days and does not include federal holidays. The contractor will perform actions as necessary to accomplish the objectives stated above as well as the following tasks and deliverables.

Contact information will be provided with the delivery order that indicates the government point of contact and an email address for submitting deliverable

A. MATERIAL REQUIREMENTS

1. Vanadium Pentoxide

a. The material must be vanadium pentoxide consistent with the requirements identified below. All testing methods must be reported along with the components to which they were used to test.

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SECTION C - SPECIFICATIONS/SOW/SOO/ORD (CONTINUED)

b. Flake size must be at least        able to pass through a size of                   mm

c. Each lot must be approximately            . Co-mingling of multiple production lots into one larger lot will not be accepted. The contractor must assign a unique lot number to each production lot.

d. Material must be non-radioactive, non licensable per Nuclear Regulatory Commission (NRC) regulations. It must contain less than                   combined thorium and uranium by weight.

B. SAMPLING

1. The government will witness the contractor's sampling operations for each lot of material the contractor intends to deliver to the government for compliance with the sampling plan.

2. The government reserves the right to waive witnessing of the sampling process on a case-by-case basis.

3. Performance of sampling activities must occur at the contractor's facility for both continental United States (CONUS) and outside continental United States (OCONUS) production.

4. The contractor must permit the government access to all activities associated with sample collection and distribution of the Government material.

a. The Contractor must provide the government witness access to their packaging/repackaging process facility such that the government witness can observe the collection of aggregate samples - one for the Government to retain, one for the Contractor, and two for the third-party laboratory (one for analysis and one for reserve). Each aggregate sample must be representative of each lot of material.

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SECTION C - SPECIFICATIONS/SOW/SOO/ORD (CONTINUED)

b. All samples must be equivalent to one another in size and form and must be representative of the chemical and physical properties of the material.

c. These samples must be collected onsite at the Contractor's packaging/repackaging facility and must be collected in processus of the Contractor's packaging/repackaging, where the material is terminally placed into containers specified in section F of this SOW.

d. The Contractor must provide the government witness access to the Contractor's packaging/repackaging facility and permit the government witness to observe sample collection. The Contractor must only package/repackage lot(s) of material, intended for delivery to the Government, at their repackaging/ repackaging facility when the government witness is present and able to perform sampling operations.

e. The Contractor must not ship any lot of material to the Government that has not been witnessed at the Contractor's packaging/repackaging facility.

5. The contractor must provide the government with written notice of the date(s) the contractor intends to begin sampling/packaging/repackaging activities of lots of material it intends to provide to the government at least 45 business days prior to that date.

6. The Contractor must submit a draft sampling plan as part of the proposal.

7. The contractor's sampling plan must clearly describe:

a. The sampling process and how it produces a sample that is representative of the lot.

b. Cite any relevant sampling standards used for sampling as applicable.

c. Provide supporting documentation showing that the sampling practice produces a sample that is representative of the lot (e.g., cite a standard, industry practice, or data demonstrating the sample is representative, etc.).

8. The Contactor must submit for approval the finalized sampling plan no later than 10 business days after contract award. The sampling plan must be approved prior to the commencement of any sampling operations.

9. The contractor must not make any changes to the sampling plan without the explicit written approval of the government representative.

10. The contractor must ship the government's sample for each lot with each lot of material it delivers to the government.

11. The contractor must document and transfer chain of custody of the lot's analytical sample to the independent third-party laboratory.

C. TESTING

1. The contractor must employ an independent third-party analytical chemistry laboratory (lab) to chemically characterize each lot of material the contractor intends to deliver to the government. The lab must analyze each lot in accordance with Table 2 of this SOW.

2. The contractor must document the resulting analysis information to the government in a certificate of analysis (COA). The contractor must deliver a COA for each representative sample from each lot for which chemical analysis was performed.

3. The third-party lab used to perform verification testing must:

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SECTION C - SPECIFICATIONS/SOW/SOO/ORD (CONTINUED)

a. Have CONUS-based operations.

b. Perform all analytical chemistry activities in this SOW within the CONUS.

c. Be certified in International Organization for Standardization (ISO) 17025 through A2LA with the following specific certifications (at a minimum): sample preparation for mineral ore, limestone, ferro-alloys (falling within the A2LA P112 flexible scope policy); inductively coupled plasma (ICP) for Al, Ag, As, B, Ba, Bi, Ca, Cd, Ce, Co, Cr, Cu, Fe, K, La, Li, Mg, Mn, Mo, Na, Nb, Ni, P, Pb, Sb, Se, Si, Sn, Sr, Ta, Ti, V, W, Zn (falling within the A2LA P112 flexible scope policy); combustion analysis for C, N, O, S (falling within the A2LA P112 flexible scope policy); wavelength-dispersive x-ray fluorescence (WDXRF) analysis for Al, Ca, Cr, Co, Cu, Fe, Mn, Mo, Na, Nb, Ni, P, S, Si, Ti, V (falling within the A2LA P112 flexible scope policy); gravimetric precipitation analysis for CaF2, Mo, Nb, S, SiO2; volumetric analysis for B, Ca, Cr, Fe, Metallic Fe, Mg, Mn, Ni, Ti, V; gas evolution for CO2; and miscellaneous gravimetric analysis for sieve testing, loss on ignition, moisture at 105°C.

d. Have capability and experience in analytical chemistry techniques and methods and method development in wet chemistry (e.g., sample preparation and digestion, titration, reagent preparation, glovebox work, etc.), and instrumentational analysis.

e. Have capability and experience in clean pulverization capabilities, laboratory sample preparation and digestion, titration, and reagent preparation.

f. Have capability and experience in instrumental analysis including ICP optical emission spectroscopy/atomic emission spectroscopy (ICP-OES/AES), ICP-Mass Spectrometry (ICP-MS), and inert gas fusion and combustion analysis specifically using LECO or similar instruments.

4. The Contactor must submit with their proposal the name of the independent third-party laboratory that they intend to use to test material intended for delivery to the government.

5. The contractor must submit for approval the third-party laboratory's testing plan no later than 30 business days after contract award. The testing plan must be approved prior to the commencement of any sampling operations.

6. Use of the contractor's selected third-party laboratory is conditional upon approval by the government.

7. The testing plan must include (at a minimum):

a. Name and address of the third-party laboratory the contractor intends to use;

b. Summary description of sample preparation;

c. Summary description of the methodology and instrumentation (as applicable) the lab will employ for each required data value in the SOW material specifications.

d. Any significant assumptions the lab might elect to make that are beyond the accepted assumptions made for chemical analysis (instruments and wet chemistry); and

e. Acknowledgement of the safety portion of the safety data sheet (SDS) for the specific material being tested.

8. The contractor cannot make any changes to the independent third-party analytical chemistry laboratory's testing plan (i.e., the proposed analytical methodologies the independent laboratory will employ that will be submitted as part of the contractor's proposal) without the explicit written approval of the government representative.

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SECTION C - SPECIFICATIONS/SOW/SOO/ORD (CONTINUED)

a. If the contractor or third-party laboratory wishes to make changes to the approved testing plan, the contractor must submit the revised proposed testing plan to the government representative for approval no later than 20 business days prior to implementation of the changes. The revised testing plan must be submitted in PDF format by email. The government representative will advise the contractor whether the revised proposed testing plan is approved within 5 business days of receipt.

b. Alternatively, if subsequent contractor testing plans and processes remain unchanged from previous testing plans, the contractor must send an email to the government stating that there have been no changes to its testing plan and processes at least 20 business days prior to the date the contractor begins testing operations.

9. The government reserves the right to witness testing operations. The contractor must permit the government full access to all areas where the contractor's testing operations take place.

10. All testing must be accomplished in accordance with the approved testing plan. The Government will reject material as non-compliant if the contractor does not comply with the Testing Plan.

11. The contractor must use a US-based express courier (ie. FedEx, UPS, etc.) to transport the analytical sample and the laboratory reserve sample to the independent CONUS-based third-party laboratory for analysis.

12. The contractor must document chain of custody of the analytical and laboratory reserve samples. The contractor must produce the chain of custody documents within 24 hours when requested by the Government.

D. CERTIFICATES OF ANALYSIS (COA)

1. The Contractor must submit a sample COA of material that they currently supply to a customer which meets the requirements described in Section II.D.8 of this SOW. If the Contractor's submitted COA does not meet the requirements described in Section II.D.8, the Contractor must briefly describe the process changes they intend to make to ensure their COA will meet the requirements of Section II.D.8.

2. The contractor must provide a COA with each production lot as defined within this SOW. Final approval of each Contractor COA takes place prior to Contractor's shipment of each lot of material to the Government.

3. The contractor must affix a cover letter with their letterhead to each COA the contractor submits to the government. The contractor's letterhead must include all information the contractor is required to report and that information is not generated by a separate entity. For example, the third-party must generate an analytical report on a lot of material and the contractor cannot alter that report in any manner but will affix a cover letter to that analytical report from the third-party lab.

4. The COA is a legal document, which attests that the materials delivered by the contractor meet the specifications as stated in this SOW. The government will determine based on the COA if the lot(s) of the materials are acceptable for delivery. The contractor must carefully sample and test the material to ensure the reliability of each submitted COA.

5. The COAs must be submitted by email in PDF format to the government for review and acceptance prior to shipping any lot(s) to the point of delivery.

6. The COA must have a statement certifying that the material meets and/or exceeds required material specifications as stated within this SOW.

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7. The government POC will review every COA submitted to determine acceptability and compliance with the requirements in this SOW within 10 business days after receipt.

8. Each COA must include the following (at a minimum):

a. Lot number.

b. Weight and number of containers the COA covers.

c. List of tests performed and/or the methodology applied. The contractor must include any significant assumptions made other than typical assumptions for test methodology as a footnote to the reported value.

d. Numerical results and qualitative results (as applicable).

e. Error ranges/limits for results.

f. Specifications/requirements.

g. Name of the company or name of the laboratory performing the testing.

h. Date(s) each analysis is performed.

i. Printed name and signature of analyst.

j. Results for Uranium and Thorium content

9. The COA and all documents submitted to the government must be in English.

E. ENVIRONMENTAL, SAFETY, AND OCCUPATIONAL HEALTH

1. The government will ensure contractor compliance with all federal, state, and local regulations as well as international laws (as applicable) for the use, transport, emergency response, and disposal of the acquired material.

2. The contractor must ensure compliance with the Department of Transportation (DOT) regulations by certifying hazardous materials are properly classified, described, packaged, marked, and labeled and are in a safe condition to transport the material (49 CFR 173).

3. The contractor must ensure compliance with the Occupational Safety and Health Administration (OSHA) regulations regarding the proper management, handling, storage, transportation, and disposition of material (29 CFR 1910).

4. The contractor must communicate the hazards of the material by providing the SDS in accordance with The United Nations Globally Harmonized System of Classification and Labeling of Chemicals (GHS) (29 CFR 1910).

5. The contractor must ensure compliance with the Environmental Protection Agency (EPA) regulations for the characterizing of waste to determine appropriate disposal of material and any associated packing and shipping material (40 CFR 260).

6. The contractor must ensure compliance with Strategic Materials Environmental, Safety, and Occupational Health (ESOH) Depot Orientation Guide and ESOH Policy Statement available on the Strategic Materials website: https://www.dla.mil/Strategic-Materials/.

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F. PACKAGING

1. Material must be packaged in new, UN 1A2 compliant sift-proof steel drum with a rated capacity of 55 gallons or metric equivalent capacity; no more than four drums per pallet.

2. Material must be bagged using 7 mil polyethylene liners.

3. The contractor must package all material delivered throughout the performance of this SOW in the same size and type of drum (identical in all aspects).

4. The contractor must submit detailed design drawings and manufacturer's certifications for all proposed steel drums for use under this SOW for review and approval from the government prior to their utilization.

5. No steel drums can be utilized that have not been preapproved for use under this SOW by the government.

6. The steel drums must be new. Use of used, recycled, repaired, remanufactured, or refurbished drums is not allowed.

a. The steel drums must have a bolt and ring closure.

b. The steel drums must have a gasket made of a synthetic elastomer to prevent the admission of moisture and to prevent leakage of its contents, especially fine particulates. The gasket's material must have a chemical resistance consistent with the contents of the drum.

c. Both the steel drums' exteriors and interiors must be hot dipped, galvanized, or painted with a rust preventive coating.

d. The steel drums must have a new, 7mil polyethylene liner which extends beyond the height of wall of the drum to completely cover the material contained therein.

e. A copy of the drum manufacturer's certification must be packaged with each shipment representing all drums in that shipment.

7. Upon delivery the drums must be intact and free of damage, contamination, and leaks.

8. Palletizing requirements. All container/items must be placed onto new undamaged pallets meeting the specifications listed below and be banded together to prevent container/item movement during handling, transportation, or other operations where containers/items and/or personnel could be damaged and/or injured if the container/item shifts. The use of used, recycled, repaired, remanufactured, and/or refurbished pallets is not allowed.

a. Pallet design.

i. All pallets must be 48" deep (front to back) and 48" wide (side to side) in size.

ii. All pallets must contain four full-length solid stringers. One stringer must be located at each edge (side) and two stringers must be located in the interior of all pallets. Interior stringers must be spaced 18.5" (on center) from the outside of each edge (side). Stringers must be 1 5/8" in width and 3.5" in height. Segmented, composite, and/or block stringers are not allowable.

iii. All pallets must have flush sides (e.g., no wings).

iv. All pallets must contain "top decking" and "bottom decking" boards. All decking boards must be 6" in width with no more than 1" between boards. All decking boards must be ¾"

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 in thickness and be solid.

v. All pallets must have a "two-way entry" configuration.

vi. Pallets may be reversible in design.

vii. All pallets must have a minimum rated load capacity of 750 pounds per square foot.

b. Pallet construction.

i. All pallets must satisfy the requirements listed in ASTM D6199-18a.

ii. All pallets must be constructed entirely (except fasteners) of high-density hardwood meeting the requirements of paragraph 6 of ASTM D6199-18a. Only high-density hardwood species categorized in "Group IV" of ASTM D6199-18a are allowable for pallet construction. The only allowable high density hardwood species used for pallet construction are beech, birch, hackberry, hard maple, hickory, oak (eastern), pecan, rock elm, American elm, white oak, and green oak. Pallets may be constructed by mixing together or using different high density hardwood species listed above interchangeably.

iii. All pallets must satisfy the requirements listed in International Standards for Phytosanitary Measures (ISPM) 15 (e.g., heat treated etc.).

iv. Only driven nails that are "helically" threaded, "annularly" threaded or "fluted" are allowable for use in pallet construction. The fastener length must be sufficient to provide a minimum penetration of 1.25" into the stringer.

9. An SDS specific for each grade of the contained material must be accessible and external to the packed material with each delivery. All packages must meet all requirements presented in Section II.E to ensure compliance with federal, state, and local regulations for the transporting, handling, and management of material.

G. LABELING

1. All individual containers or pallets must be identified with an attached tags(s)/label(s) as follows:

a. The font size must be of sufficient size to be legible to the unaided eye.

b. All information on tag(s)/label(s) must be in English.

c. Any ink used to print tag(s)/label(s) must be indelible, permanent, and suitable for use in unheated warehouses where temperature extremes (both hot and cold) exist. The use of paint on tags/labels to enter the required information on each tag/label is not allowable.

d. The tag/label material must be durable and suitable for use in unheated warehouses where temperature extremes (both hot and cold) exist. The tag/label material must not react with the commodity being tagged/labeled.

e. Tag/label material must have an expected lifespan of a minimum of 20 years with no degradation.

f. All tag(s)/label(s) must be of sufficient size to permit the listing of all required information.

2. The information below must be listed on each tag/label or included with the lot. The marking must not include a security classification or anything indicating DLA Strategic Materials ownership other than the IDIQ and delivery order number.

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a. Commodity name

b. Commodity grade, type, or form

c. Merge number

d. Country of origin

e. Producer name

f. Producer's part number

g. Gross weight in pounds and metric units (metric units to be in parentheses)

h. Net weight in pounds and metric units (metric units to be in parentheses)

i. Lot number

j. Serial number.

k. IDIQ and delivery order number.

3. Tag(s)/label(s) must be attached to each container in a permanent manner that prevents accidental detachment. The means of attachment must be suitable for use in unheated warehouses where temperature extremes (both hot and cold) exist.

4. One tag/label must be attached to the exterior of each drum container in a permanent manner that prevents accidental detachment. A second tag/label must be attached to the topside of the lid of each drum. A third tag/label must be attached to the underside of the lid of each drum. The means of attachment must be suitable for use in unheated warehouses where temperature extremes (both hot and cold) exist. Attachment by adhesive means (e.g., glue, adhesive backed tag/label etc.) is acceptable.

5. A separate metal tag must be attached to each individual container with a laser etched 3d barcode containing data listed in Paragraph G.2.

6. All packages must meet all requirements presented in Section II.E to ensure compliance with federal, state, and local regulations for the transporting, handling, and management of material.

H. TRANSPORTATION

The contractor is responsible for transport as well as for carrier and insurance paid to (CIP) of the material to the point of delivery at the government storage depot in Scotia, NY.

I. DELIVERY

1. The Contractor must deliver materials to the one of the following Government Storage Depots (delivery point) to be specified on each Delivery Order:

a. Defense Logistics Agency Strategic Materials Scotia Depot

Route 5, Building #12

Scotia, NY 12302-9463

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Telephone: (518) 370-3347

Unloading Hours: 7:30 AM - 2:30 PM (EST), Monday - Friday

Accessibility: Truck

Deliveries will only be accepted between the hours of 7:30 AM - 2:30 PM (EST), Monday - Friday (excluding federal holidays).

b. Defense Logistics Agency Hawthorne Army Depot

1 South Main Ave.

Hawthorne, NV 89415-9404

Telephone: (775)-945-7001

Shipping Hours: 0800 to 1430 Pacific Standard Time (PST) Monday through Thursday. (Exceptions of Federal, State and local holidays and days of closure due to inclement weather and/ or other emergencies.)

Accessibility: Truck/Rail* scale is available (Truck scale weight capacity is 90,000 lbs. and the rail scale capacity is 500,000 lbs.).

*Note: Accessibility by rail is currently unavailable but may become available in the future.

Truck Lot Receiving Procedures: Transportation companies are required to use the (CAS) Carrier Appointment System SDDC for deliveries to Hawthorne Army Depot. Transportation companies must schedule an appointment 24 hours in advance by CAS or by calling 775-945-7950 or 775-945-7949. Hawthorne Army Depot must review passports, naturalization papers and citizenship for admittance and reserves the right to reject non-compliant transportation. Any deliveries must be pre-approved prior to arriving in Hawthorne.

c. Defense Logistics Agency Strategic Materials Hammond

Depot 3200 Sheffield Avenue

Hammond, Indiana 46327-1003

Telephone: (219)-937-5383

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Shipping/Receiving hours: 7:00 am to 2:30 pm (Central Time) Monday through Friday (exceptions of federal, state, and local holidays and days of closure due to inclement weather and/ or other emergencies)

Accessibility: Truck and rail.

d. Defense Logistics Agency Columbus Depot

3990 E. Broad St.

Columbus, OH 43218

Shipping/Receiving hours: 7:00 AM - 2:30 PM (Eastern Time) Monday through Friday (exceptions of federal, state, and local holidays and days of closure due to inclement weather and/ or other emergencies)

Accessibility: Truck

2. The Contractor must submit written documentation that identifies the proposed material delivery schedule for the duration of the contract to the Government within 30 business days of contract award. This material delivery schedule must include proposed individual delivery dates and the total net weight of each proposed delivery.

3. The contractor must schedule each delivery with the government representative only after the COA is accepted.

4. The contractor must schedule in writing with the government representative all deliveries a minimum of 15 business days in advance of delivery and receive written acceptance of the proposed delivery schedule from the government representative prior to any shipping. The notification must include the following information:

a. Total net weight of material to be delivered.

b. Total net weight of each lot of material to be delivered.

c. Total net weight of material contained in each package.

d. Total number of sub-packaging units contained inside each package if applicable.

e. Total number of packages

f. Quantity of packages on each pallet.

g. Pallet size (e.g. 48" x 48")

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h. Total number of truck loads to be delivered each month.

i. Total number of lots contained in each truckload

j. Type of truck planned for transporting the material to the delivery point (e.g., enclosed van truck, overseas container etc.)

5. The contractor must take no longer than 3 years to deliver material once a delivery order is issued.

J. INSPECTION AND ACCEPTANCE

1. DLA personnel will perform in-depth visual inspections of material upon transferring to DLA custody at the final delivery point to verify conformance with the requirements stated in the SOW that can be verified visually.

2. The government reserves the right to sample and test each lot of material received to verify the material meets the specifications set forth in this SOW.

3. The government representative will provide written notification of the acceptance/rejection of each delivered lot of material to the contractor within 30 business days of delivery. The contractor cannot invoice until the government representative has issued a written notification of acceptance of each lot of material delivered.

4. If any delivered lot of material or other deliverable does not conform to the requirements stated in this SOW, the government reserves the right to reject the non-conforming material.

5. Material rejected based on non-compliance must be replaced at no cost to the government. The contractor is responsible for removal and replacement of rejected lots of material, including all attendant costs within 90 calendar days of the final delivery.

SECTION I - CONTRACT CLAUSES

CONTRACT CLAUSES

The following clauses are hereby incorporated by reference:

52.203-3 GRATUITIES (APR 1984) FAR

52.203-11 CERTIFICATION AND DISCLOSURE REGARDING PAYMENTS TO INFLUENCE CERTAIN FEDERAL TRANSACTIONS (SEP 2024) FAR

52.204-13 SYSTEM FOR AWARD MANAGEMENT MAINTENANCE (DEVIATION 2026-O00038) (FEB 2026) FAR

52.204-16 COMMERCIAL AND GOVERNMENT ENTITY CODE REPORTING (AUG 2020) FAR

52.204-18 COMMERCIAL AND GOVERNMENT ENTITY CODE MAINTENANCE (AUG 2020) FAR

52.204-19 INCORPORATION BY REFERENCE OF REPRESENTATIONS AND CERTIFICATIONS (DEC 2014) FAR

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SECTION I - CONTRACT CLAUSES (CONTINUED)

52.209-7 INFORMATION REGARDING RESPONSIBILITY MATTERS (DEVIATION 2026-O0038) (FEB 2026) FAR

52.222-20 CONTRACTS FOR MATERIALS, SUPPLIES, ARTICLES, AND EQUIPMENT (DEVIATION 2026-O0038) (FEB 2026) FAR

52.222-90 Addressing DEI Discrimination by Federal Contractors.(DEVIATION 2026-O0040, REV 1)(APR 2026)

52.223-22 PUBLIC DISCLOSURE OF GREENHOUSE GAS EMISSIONS AND REDUCTION GOALS-REPRESENTATION (DEC 2016) FAR

52.223-23 SUSTAINABLE PRODUCTS AND SERVICES (MAY 2024) FAR

52.229-11 TAX ON CERTAIN FOREIGN PROCUREMENTS-NOTICE AND REPRESENTATION (JUN 2020) FAR

52.232-17 INTEREST (MAY 2014) FAR

52.232-39 UNENFORCABILITY OF UNATHORIZED OBLIGATIONS (JUN 2013) FAR

52.240-91 SECURITY PROHIBITIONS AND EXCLUSIONS REPRESENTATIONS AND CERTIFICATIONS (DEVIATIONS 2026-O0038) (FEB 2026) FAR

52.240-92 SECURITY REQUIREMENTS (DEVIATIONS 2026-O0038) (FEB 2026) FAR

52.240-93 BASIC SAFEGUARDING OF COVERED CONTRACTOR INFORMATION SYSTEMS (DEVIATIONS 2026-O0038) (FEB 2026)

52.242-13 BANKRUPTCY (JULY 1995) FAR

52.242-15 STOP WORK ORDER (AUG 1989) FAR

52.242-17 GOVERNMENT DELAY OF WORK (APR 1984) FAR

52.246-2 INSPECTION OF SUPPLIES-FIXED-PRICE (AUG 1996) (FAR)

52.247-34 F.O.B. DESTINATION (JAN 1991) FAR

52.253-1 COMPUTER GENERATED FORMS (DEVIATION 2026-O0038) (FEB 2026) FAR

52.232-40 PROVIDING ACCELERATED PAYMENTS TO SMALL BUSINESS SUBCONTRACTORS (MAR 2023) FAR

252.201-7000 CONTRACTING OFFICER'S REPRESENTATIVE (DEC 1991) DFARS

252.203-7000 REQUIREMENTS RELATING TO COMPENSATION OF FORMER DOD OFFICIALS (SEP 2011) DFARS

252.203-7002 REQUIREMENTS TO INFORM EMPLOYEES OF WHISTELBLOWER RIGHTS (DEC 2022) DFARS

252.203-7003 AGENCY OFFICE OF THE INSPECTOR GENERAL (AUG 2019) DFARS

252.203-7005 REPRESENTATION RELATING TO COMPENSATION OF FORMER DOD OFFICIALS (SEP 2022) DFARS

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252.204-7003 CONTROL OF GOVERNMENT PERSONNEL WORK PRODUCT (APR 1992) DFARS

252.204-7008 COMPLIANCE WITH SAFEGAURDING COVERED DEFENSE INFORMATION CONTROLS (OCT 2016) DFARS

252.204-7012 SAFEGUARDING COVERED DEFENSE INFORMATION AND CYBER INCIDENT REPORTING (MAY 2024) DFARS

252.225-7013 DUTY FREE ENTRY (AUG 2025) DFARS

252.204-7014 LIMITATIONS ON THE USE OR DISCLOSURE OF INFORMATION BY LITIGATION SUPPORT CONTRACTORS (JAN 2023) DFARS

252.204-7015 NOTICE OF AUTHORIZED DISCLOSURE OF INFORMATION FOR LITIGATION SUPPORT (JAN 2023) DFARS

252.204-7016 COVERED DEFENSE TELECOMMUNICATIONS EQUIPMENT OR SERVICES - REPRESENTATION (DEC 2019) DFARS

252.204-7017 PROHIBITION ON THE ACQUISITION OF COVERED DEFENSE TELECOMMUNICATIONS EQUIPMENT OR SERVICES-REPRESENTATION (MAY 2021) DFARS

252.204-7018 PROHIBITION ON THE ACQUISITION OF COVERED DEFENSE TELECOMMUNICATIONS EQUIPMENT OR SERVICES (JAN 2023) DFARS

252.204-7024 NOTICE ON THE USE OF THE SUPPLIER PERFORMANCE RISK SYSTEM (MAR 2023) DFARS

252.205-7000 PROVISION OF INFORMATION TO COOPERATIVE AGREEMENT HOLDERS (JUN 2023) DFARS

252.223-7008 PROHIBITION OF HEXAVALENT CHROMIUM (JAN 2023) DFARS

252.225-7048 EXPORT-CONTROLLED ITEMS (JUN 2013) DFARS

252.225-7050 DISCLOSURE OF OWNERSHIP OR CONTROL BY THE GOVERNMENT OF A COUNTRY THAT IS A STATE SPONSOR OF TERRORISM (DEC 2022) DFARS

252.226-7001 UTILIZATION OF INDIAN ORGANIZATIONS, INDIAN-OWNED ECONOMIC ENTERPRISES, AND NATIVE HAWAIIAN SMALL BUSINESS CONCERNS (JAN 2023) DFARS

252.232-7003 ELECTRONIC SUBMISSION OF PAYMENT REQUESTS AND RECEIVING REPORTS (DEC 2018) DFARS

252.232-7010 LEVIES ON CONTRACT PAYMENTS (DEC 2006) DFARS

252.240-7997 NIST SP 800-171 DOD ASSESSMENT REQUIREMENTS

252.243-7001 PRICING OF CONTRACT MODIFICATION (DEC 1991) DFARS

252.243-7002 REQUEST FOR EQUITABLE ADJUSTMENT (DEC 2022) DFARS

252.244-7000 SUBCONTRACTS FOR COMMERCIAL ITEMS (NOV 2023) DFARS.

252.246-7003 NOTIFICATION OF POTENTIAL SAFETY ISSUES (JAN 2023) DFARS

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SECTION I - CONTRACT CLAUSES (CONTINUED)

252.247-7023 TRANSPORTATION OF SUPPLIES BY SEA --BASIC (OCT 2024) DFARS

252.204-7021 - CONTRACTOR COMPLIANCE WITH THE CYBERSECURITY MATURITY MODEL CERTIFICATION LEVEL REQUIREMENTS (NOV 2025)

252.204-7025 - NOTICE OF CYBERSECURITY MATURITY MODEL CYBERSECURITY MATURITY MODEL CERTIFICATION LEVEL REQUIREMENTS (NOV 2025)

DLAD Procurement Note C02, MANUFACTURING PHASE OUT OR DISCONTINUATION OF PRODUCTION, DIMINISHING SOURCES AND OBSOLETE MATERIALS OR COMPONENTS (DEC 2016)

DLAD Procurement Note C03, CONTRACTOR RETENTION OF SUPPLY CHAIN TRACEABILITY DOCUMENTATION (JUN 2023)

DLAD Procurement Note C14, REPACKAGING OR RELABELING TO CORRECT DEFICIENCIES (MAY 2020)

DLAD Procurement Note E05, PRODUCT VERIFICATION TESTING (MAY 2020)

DLAD Procurement Note G01, ADDITIONAL WIDE AREA WORKFLOW (WAWF) INFORMATION (AUG 2017)

DLAD Procurement Note L01, ELECTRONIC ORDER TRANSMISSION (JUN 2020)

DLAD Procurement Note L08, USE OF SUPPLIER PERFORMANCE RISK SYSTEM (SPRS) IN PAST PERFORMANCE EVALUATIONS (JUN 2024

The following clauses are hereby incorporated in full text:

52.212-4 CONTRACT TERMS AND CONDITIONS - COMMERCIAL PRODUCTS AND COMMERCIAL SERVICES (DEVIATION 2026-O0038) (FEB 2026) FAR

(a) Inspection/Acceptance. The Contractor shall only tender for acceptance those items that conform to the requirements of this contract. The Government reserves the right to inspect or test any supplies or services that have been tendered for acceptance. The Government may require repair or replacement of nonconforming supplies or reperformance of nonconforming services at no increase in contract price. If repair/replacement or reperformance will not correct the defects or is not possible, the Government may seek an equitable price reduction or adequate consideration for acceptance of nonconforming supplies or services. The Government must exercise its post-acceptance rights-

(1) Within a reasonable time after the defect was discovered or should have been discovered; and

(2) Before any substantial change occurs in the condition of the item, unless the change is due to the defect in the item.

(b) Assignment. The Contractor or its assignee may assign its rights to receive payment due as a result of performance of this contract to a bank, trust company, or other financing institution, including any Federal lending agency in accordance with the Assignment of Claims Act ( 31 U.S.C. 3727). However, when a third party makes payment (e.g., use of the Governmentwide commercial purchase card), the Contractor may not assign its rights to receive payment under this contract.

(c) Changes. Changes in the terms and conditions of this contract may be made only by written agreement of the parties.

(d) Disputes. This contract is subject to 41 U.S.C. chapter 71, Contract Disputes. Failure of the parties to this contract to reach agreement on any request for equitable adjustment, claim, appeal or action arising under or relating to this contract shall be a dispute to be resolved in accordance with the clause at Federal Acquisition Regulation (FAR) 52.233-1, Disputes, which is incorporated herein by reference. The Contractor shall proceed diligently with performance of this contract, pending final resolution of any dispute arising under the contract.

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SECTION I - CONTRACT CLAUSES (CONTINUED)

(e) Definitions. The clause at FAR 52.202-1, Definitions, is incorporated herein by reference.

(f) Excusable delays. The Contractor shall be liable for default unless nonperformance is caused by an occurrence beyond the reasonable control of the Contractor and without its fault or negligence such as, acts of God or the public enemy, acts of the Government in either its sovereign or contractual capacity, fires, floods, epidemics, quarantine restrictions, strikes, unusually severe weather, and delays of common carriers. The Contractor shall notify the Contracting Officer in writing as soon as it is reasonably possible after the commencement of any excusable delay, setting forth the full particulars in connection therewith, shall remedy such occurrence with all reasonable dispatch, and shall promptly give written notice to the Contracting Officer of the cessation of such occurrence.

(g) Invoice.

(1) The Contractor shall submit an original invoice and three copies (or electronic invoice, if authorized) to the address designated in the contract to receive invoices. An invoice must include-

(i) Name and address of the Contractor;

(ii) Invoice date and number;

(iii) Contract number, line item number and, if applicable, the order number;

(iv) Description, quantity, unit of measure, unit price and extended price of the items delivered;

(v) Shipping number and date of shipment, including the bill of lading number and weight of shipment if shipped on Government bill of lading;

(vi) Terms of any discount for prompt payment offered;

(vii) Name and address of official to whom payment is to be sent;

(viii) Name, title, and phone number of person to notify in event of defective invoice; and

(ix) Taxpayer Identification Number (TIN). The Contractor shall include its TIN on the invoice only if required elsewhere in this contract.

(x) Electronic funds transfer (EFT) banking information.

(A) The Contractor shall include EFT banking information on the invoice only if required elsewhere in this contract.

(B) If EFT banking information is not required to be on the invoice, in order for the invoice to be a proper invoice, the Contractor shall have submitted correct EFT banking information in accordance with the applicable solicitation provision, contract clause (e.g., 52.232-33, Payment by Electronic Funds Transfer-System for Award Management, or 52.232-34, Payment by Electronic Funds Transfer-Other Than System for Award Management), or applicable agency procedures.

(C) EFT banking information is not required if the Government waived the requirement to pay by

EFT.

(2) Invoices will be handled in accordance with the Prompt Payment Act ( 31 U.S.C.3903) and Office of Management and Budget (OMB) prompt payment regulations at 5 CFR Part 1315.

(h) Patent indemnity. The Contractor shall indemnify the Government and its officers, employees and agents against liability, including costs, for actual or alleged direct or contributory infringement of, or inducement to infringe, any United States or foreign patent, trademark or copyright, arising out of the performance of this contract, provided the Contractor is reasonably notified of such claims and proceedings.

(i) Payment.-

(1) Items accepted. Payment shall be made for items accepted by the Government that have been delivered to the delivery destinations set forth in this contract.

(2) Prompt payment. The Government will make payment in accordance with the Prompt Payment Act ( 31 U.S.C.3903) and prompt payment regulations at 5 CFR Part 1315.

(3) Electronic Funds Transfer (EFT). If the Government makes payment by EFT, see 52.212-5(b) for the appropriate EFT clause.

(4) Discount. In connection with any discount offered for early payment, time shall be computed from the date of the invoice. For the purpose of computing the discount earned, payment shall be considered to have been made on the date which appears on the payment check or the specified payment date if an electronic funds transfer payment is made.

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(5) Overpayments. If the Contractor becomes aware of a duplicate contract financing or invoice payment or that the Government has otherwise overpaid on a contract financing or invoice payment, the Contractor shall-

(i) Remit the overpayment amount to the payment office cited in the contract along with a description of the overpayment including the-

(A) Circumstances of the overpayment (e.g., duplicate payment, erroneous payment, liquidation errors, date(s) of overpayment);

(B) Affected contract number and delivery order number, if applicable;

(C) Affected line item or subline item, if applicable; and

(D) Contractor point of contact.

(ii) Provide a copy of the remittance and supporting documentation to the Contracting Officer.

(6) Interest.

(i) All amounts that become payable by the Contractor to the Government under this contract shall bear simple interest from the date due until paid unless paid within 30 days of becoming due. The interest rate shall be the interest rate established by the Secretary of the Treasury as provided in 41 U.S.C. 7109, which is applicable to the period in which the amount becomes due, as provided in (i)(6)(v) of this clause, and then at the rate applicable for each six-month period as fixed by the Secretary until the amount is paid.

(ii) The Government may issue a demand for payment to the Contractor upon finding a debt is due under the contract.

(iii) Final decisions. The Contracting Officer will issue a final decision as required by 33.211 if -

(A) The Contracting Officer and the Contractor are unable to reach agreement on the existence or amount of a debt within 30 days;

(B) The Contractor fails to liquidate a debt previously demanded by the Contracting Officer within the timeline specified in the demand for payment unless the amounts were not repaid because the Contractor has requested an installment payment agreement; or

(C) The Contractor requests a deferment of collection on a debt previously demanded by the Contracting Officer (see 32.607-2).

(iv) If a demand for payment was previously issued for the debt, the demand for payment included in the final decision shall identify the same due date as the original demand for payment.

(v) Amounts shall be due at the earliest of the following dates:

(A) The date fixed under this contract.

(B) The date of the first written demand for payment, including any demand for payment resulting from a default termination.

(vi) The interest charge shall be computed for the actual number of calendar days involved beginning on the due date and ending on-

(A) The date on which the designated office receives payment from the Contractor;

(B) The date of issuance of a Government check to the Contractor from which an amount otherwise payable has been withheld as a credit against the contract debt; or

(C) The date on which an amount withheld and applied to the contract debt would otherwise have become payable to the Contractor.

(vii) The interest charge made under this clause may be reduced under the procedures prescribed in FAR 32.608-2 in effect on the date of this contract.

(j) Risk of loss. Unless the contract specifically provides otherwise, risk of loss or damage to the supplies provided under this contract shall remain with the Contractor until, and shall pass to the Government upon:

(1) Delivery of the supplies to a carrier, if transportation is f.o.b. origin; or

(2) Delivery of the supplies to the Government at the destination specified in the contract, if transportation is f.o.b. destination.

(k) Taxes. The contract price includes all applicable Federal, State, and local taxes and duties.

(l) Termination for the Government's convenience. The Government reserves the right to terminate this contract, or any part hereof, for its sole convenience. In the event of such termination, the Contractor shall immediately stop all work hereunder and shall immediately cause any and all of its suppliers and subcontractors to cease work. Subject to the terms of this contract, the Contractor shall be paid a percentage of the contract price reflecting the percentage of the work performed prior to the notice of termination, plus reasonable charges the Contractor can demonstrate to the satisfaction of the Government using its standard record keeping system, have resulted from the termination. The Contractor shall not be required to comply with the cost accounting standards or contract cost principles for this purpose. This paragraph does not give the Government any right to audit the Contractor's records. The Contractor shall not be paid for any work performed or costs incurred which reasonably could have been avoided.

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(m) Termination for cause. The Government may terminate this contract, or any part hereof, for cause in the event of any default by the Contractor, or if the Contractor fails to comply with any contract terms and conditions, or fails to provide the Government, upon request, with adequate assurances of future performance. In the event of termination for cause, the Government shall not be liable to the Contractor for any amount for supplies or services not accepted, and the Contractor shall be liable to the Government for any and all rights and remedies provided by law. If it is determined that the Government improperly terminated this contract for default, such termination shall be deemed a termination for convenience.

(n) Title. Unless specified elsewhere in this contract, title to items furnished under this contract shall pass to the Government upon acceptance, regardless of when or where the Government takes physical possession.

(o) Warranty. The Contractor warrants and implies that the items delivered hereunder are merchantable and fit for use for the particular purpose described in this contract.

(p) Limitation of liability. Except as otherwise provided by an express warranty, the Contractor will not be liable to the Government for consequential damages resulting from any defect or deficiencies in accepted items.

(q) Other compliances. The Contractor shall comply with all applicable Federal, State and local laws, executive orders, rules and regulations applicable to its performance under this contract.

(r) Compliance with laws unique to Government contracts. The Contractor agrees to comply with 31 U.S.C. 1352 relating to limitations on the use of appropriated funds to influence certain Federal contracts; 18 U.S.C. 431 relating to officials not to benefit; 40 U.S.C. chapter 37, Contract Work Hours and Safety Standards; 41 U.S.C. chapter 87, Kickbacks; 49 U.S.C. 40118, Fly American; and 41 U.S.C. chapter 21 relating to procurement integrity.

(s) Order of precedence. Any inconsistencies in this solicitation or contract shall be resolved by giving precedence in the following order:

(1) The schedule of supplies/services.

(2) The Assignments, Disputes, Payments, Invoice, Other Compliances, Compliance with Laws Unique to Government Contracts, and Unauthorized Obligations paragraphs of this clause;

(3) The clause at 52.212-5.

(4) Addenda to this solicitation or contract, including any license agreements for computer software.

(5) Solicitation provisions if this is a solicitation.

(6) Other paragraphs of this clause.

(7) The Standard Form 1449.

(8) Other documents, exhibits, and attachments.

(9) The specification.

(t) [Reserved]

(u) Unauthorized Obligations.

(1) Except as stated in paragraph (u)(2) of this clause, when any supply or service acquired under this contract is subject to any End User License Agreement (EULA), Terms of Service (TOS), or similar legal instrument or agreement, that includes any clause requiring the Government to indemnify the Contractor or any person or entity for damages, costs, fees, or any other loss or liability that would create an Anti-Deficiency Act violation (31 U.S.C. 1341), the following shall govern:

(i) Any such clause is unenforceable against the Government.

(ii) Neither the Government nor any Government authorized end user shall be deemed to have agreed to such clause by virtue of it appearing in the EULA, TOS, or similar legal instrument or agreement. If the EULA, TOS, or similar legal instrument or agreement is invoked through an "I agree" click box or other comparable mechanism (e.g., "click-wrap" or "browse-wrap" agreements), execution does not bind the Government or any Government authorized end user to such clause.

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(iii) Any such clause is deemed to be stricken from the EULA, TOS, or similar legal instrument or agreement.

(2) Paragraph (u)(1) of this clause does not apply to indemnification by the Government that is expressly authorized by statute and specifically authorized under applicable agency regulations and procedures.

(v) Incorporation by reference. The Contractor's representations and certifications, including those completed electronically via the System for Award Management (SAM), are incorporated by reference into the contract.

(End of clause)

52.212-5 CONTRACT TERMS AND CONDITIONS REQUIRED TO IMPLEMENT STATUTES OR EXECUTIVE ORDERS --COMMERCIAL PRODUCTS AND COMMERCIAL SERVICES (MAR 2026) FAR

(a) The Contractor shall comply with the following Federal Acquisition Regulation (FAR) clauses, which are incorporated in this contract by reference, to implement provisions of law or Executive orders applicable to acquisitions of commercial products and commercial services:

(1) 52.203-19, Prohibition on Requiring Certain Internal Confidentiality Agreements or Statements (Jan 2017) (section 743 of Division E, Title VII, of the Consolidated and Further Continuing Appropriations Act, 2015 (Pub. L. 113-235) and its successor provisions in subsequent appropriations acts (and as extended in continuing resolutions)).

(2) 52.204-23, Prohibition on Contracting for Hardware, Software, and Services Developed or Provided by Kaspersky Lab Covered Entities (Dec 2023) (Section 1634 of Pub. L. 115-91).

(3) 52.204-25, Prohibition on Contracting for Certain Telecommunications and Video Surveillance Services or Equipment. (Nov 2021) (Section 889(a)(1)(A) of Pub. L. 115-232).

(4) 52.209-10, Prohibition on Contracting with Inverted Domestic Corporations (Nov 2015).

(5) 52.232-40, Providing Accelerated Payments to Small Business Subcontractors (Mar 2023) ( 31 U.S.C. 3903 and 10 U.S.C. 3801).

(6) 52.233-3, Protest After Award (Aug 1996) ( 31 U.S.C. 3553).

(7) 52.233-4, Applicable Law for Breach of Contract Claim (Oct 2004) (Public Laws 108-77 and 108-78 ( 19 U.S.C. 3805 note)).

(b) The Contractor shall comply with the FAR clauses in this paragraph (b) that the Contracting Officer has indicated as being incorporated in this contract by reference to implement provisions of law or Executive orders applicable to acquisitions of commercial products and commercial services:

[Contracting Officer check as appropriate.]

    (1) 52.203-6, Restrictions on Subcontractor Sales to the Government (Jun 2020), with Alternate I (Nov 2021) ( 41 U.S.C. 4704 and 10 U.S.C. 4655).

X (2) 52.203-13, Contractor Code of Business Ethics and Conduct (Nov 2021) ( 41 U.S.C. 3509)).

    (3) 52.203-15, Whistleblower Protections under the American Recovery and Reinvestment Act of 2009 (Jun 2010) (Section 1553 of Pub. L. 111-5). (Applies to contracts funded by the American Recovery and Reinvestment Act of 2009.)

    (4) 52.203-17, Contractor Employee Whistleblower Rights (Nov 2023) ( 41 U.S.C. 4712); this clause does not apply to contracts of DoD, NASA, the Coast Guard, or applicable elements of the intelligence community --see FAR 3.900(a).

    (5) 52.204-10, Reporting Executive Compensation and First-Tier Subcontract Awards (Jun 2020) (Pub. L. 109-282) ( 31 U.S.C. 6101 note).

    (6) [Reserved].

    (7) 52.204-14, Service Contract Reporting Requirements (Oct 2016) (Pub. L. 111-117, section 743 of Div. C).

    (8) 52.204-15, Service Contract Reporting Requirements for Indefinite-Delivery Contracts (Oct 2016) (Pub. L. 111-117, section 743 of Div. C).

X (9) 52.204-27, Prohibition on a ByteDance Covered Application (Jun 2023) (Section 102 of Division R of Pub. L. 117-328).

    (10) 52.204-28, Federal Acquisition Supply Chain Security Act Orders --Federal Supply Schedules,

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Governmentwide Acquisition Contracts, and Multi-Agency Contracts. (Dec 2023) ( Pub. L. 115 -390, title II). X (11)

(i) 52.204-30, Federal Acquisition Supply Chain Security Act Orders --Prohibition. (Dec 2023) ( Pub. L. 115

-390, title II).

    (ii) Alternate I (Dec 2023) of 52.204 -30.

    (12) 52.209-6, Protecting the Government's Interest When Subcontracting with Contractors Debarred, Suspended, or Proposed for Debarment. (Nov 2021) ( 31 U.S.C. 6101 note).

X (13) 52.209-9, Updates of Publicly Available Information Regarding Responsibility Matters (Oct 2018) ( 41 U.S.C. 2313).

    (14) [Reserved].

    (15) 52.219-3, Notice of HUBZone Set-Aside or Sole-Source Award (Oct 2022) ( 15 U.S.C. 657a).

    (16) 52.219-4, Notice of Price Evaluation Preference for HUBZone Small Business Concerns (Oct 2022) (if the offeror elects to waive the preference, it shall so indicate in its offer) ( 15 U.S.C. 657a).

    (17) [Reserved]

    (18)

(i) 52.219-6, Notice of Total Small Business Set-Aside (Nov 2020) ( 15 U.S.C. 644).

    (ii) Alternate I (Mar 2020) of 52.219-6.

    (19)

(i) 52.219-7, Notice of Partial Small Business Set-Aside (Nov 2020) ( 15 U.S.C. 644).

    (ii) Alternate I (Mar 2020) of 52.219-7.

    (20) 52.219-8, Utilization of Small Business Concerns (Sep 2023) ( 15 U.S.C. 637(d)(2) and (3)).

    (21)

(i) 52.219-9, Small Business Subcontracting Plan (Sep 2023) ( 15 U.S.C. 637(d)(4)).

    (ii) Alternate I (Nov 2016) of 52.219-9.

    (iii) Alternate II (Nov 2016) of 52.219-9.

    (iv) Alternate III (Jun 2020) of 52.219-9.

    (v) Alternate IV (Sep 2023) of 52.219-9.

    (22)

(i) 52.219-13, Notice of Set-Aside of Orders (Mar 2020) ( 15 U.S.C. 644(r)).

    (ii) Alternate I (Mar 2020) of 52.219-13.

    (23) 52.219-14, Limitations on Subcontracting (Oct 2022) ( 15 U.S.C. 637s).

    (24) 52.219-16, Liquidated Damages --Subcontracting Plan (Sep 2021) ( 15 U.S.C. 637(d)(4)(F)(i)).

    (25) 52.219-27, Notice of Service-Disabled Veteran-Owned Small Business Set-Aside (Oct 2022) ( 15 U.S.C. 657f).

X (26) 52.219-28, Post Award Small Business Program Rerepresentation (Sep2023) ( 15 U.S.C. 632(a)(2)).

    (ii) Alternate I (Mar 2020) of 52.219-28.

    (27) 52.219-29, Notice of Set-Aside for, or Sole-Source Award to, Economically Disadvantaged Women-Owned Small Business Concerns (Oct 2022) ( 15 U.S.C. 637(m)).

    (28) 52.219-30, Notice of Set-Aside for, or Sole-Source Award to, Women-Owned Small Business Concerns Eligible Under the Women-Owned Small Business Program (Oct 2022) ( 15 U.S.C. 637(m)).

    (29) 52.219-32, Orders Issued Directly Under Small Business Reserves (Mar 2020) ( 15 U.S.C. 644(r)).

X (30) 52.219-33, Nonmanufacturer Rule (Sep 2021) ( 15U.S.C. 637(a)(17)).

X (31) 52.222-3, Convict Labor (Jun 2003) (E.O.11755).

X (32) 52.222-19, Child Labor-Cooperation with Authorities and Remedies (Nov 2023) .

X (33) 52.222-21, Prohibition of Segregated Facilities (Apr 2015).

X (34) (i) 52.222-26, Equal Opportunity (Sep 2016) (E.O.11246).

X (ii) Alternate I (Feb 1999) of 52.222-26.

X (35) (i) 52.222-35, Equal Opportunity for Veterans (Jun 2020) ( 38 U.S.C. 4212).

    (ii) Alternate I (Jul 2014) of 52.222-35.

X (36) (i) 52.222-36, Equal Opportunity for Workers with Disabilities (Jun 2020) ( 29 U.S.C. 793).

    (ii) Alternate I (Jul 2014) of 52.222-36.

X (37) 52.222-37, Employment Reports on Veterans (Jun 2020) ( 38 U.S.C. 4212).

X (38) 52.222-40, Notification of Employee Rights Under the National Labor Relations Act (Dec 2010) (E. O. 13496).

X (39) (i) 52.222-50, Combating Trafficking in Persons (Nov 2021) ( 22 U.S.C. chapter 78 and E.O. 13627).

    (ii) Alternate I (Mar 2015) of 52.222-50 ( 22 U.S.C. chapter 78 and E.O. 13627).

X (40) 52.222-54, Employment Eligibility Verification (May 2022) (Executive Order 12989). (Not applicable

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to the acquisition of commercially available off-the-shelf items or certain other types of commercial products or commercial services as prescribed in FAR 22.1803.)

    (41) (i) 52.223-9, Estimate of Percentage of Recovered Material Content for EPA -Designated Items (May 2008) ( 42 U.S.C. 6962(c)(3)(A)(ii)). (Not applicable to the acquisition of commercially available off-the-shelf items.)

    (ii) Alternate I (May 2008) of 52.223-9 ( 42 U.S.C. 6962(i)(2)(C)). (Not applicable to the acquisition of commercially available off-the-shelf items.)

X (42) 52.223-11, Ozone-Depleting Substances and High Global Warming Potential Hydrofluorocarbons (Jun 2016) (E.O. 13693).

    (43) 52.223-12, Maintenance, Service, Repair, or Disposal of Refrigeration Equipment and Air Conditioners (Jun 2016) (E.O. 13693).

X (44) (i) 52.223-13, Acquisition of EPEAT®-Registered Imaging Equipment (Jun 2014) (E.O.s 13423 and 13514).

    (ii) Alternate I (Oct 2015) of 52.223-13.

    (45) (i) 52.223-14, Acquisition of EPEAT®-Registered Televisions (Jun 2014) (E.O.s 13423 and 13514).

    (ii) Alternate I (Jun2014) of 52.223-14.

X (46) 52.223-15, Energy Efficiency in Energy-Consuming Products (May 2020) ( 42 U.S.C. 8259b).

    (47)(i) 52.223-16, Acquisition of EPEAT®-Registered Personal Computer Products (Oct 2015) (E.O.s 13423 and 13514).

    (ii) Alternate I (Jun 2014) of 52.223-16.

X (48) 52.223-18, Encouraging Contractor Policies to Ban Text Messaging While Driving (Jun 2020) (E.O. 13513).

X (49) 52.223-20, Aerosols (Jun 2016) (E.O. 13693).

X (50) 52.223-21, Foams (Jun2016) (E.O. 13693).

    (51) (i) 52.224-3 Privacy Training (Jan 2017) (5 U.S.C. 552 a).

    (ii) Alternate I (Jan 2017) of 52.224-3.

    (52)(i) 52.225-1, Buy American-Supplies (Oct 2022) ( 41 U.S.C. chapter 83).

    (ii) Alternate I (Oct 2022) of 52.225-1.

X (53) (i) 52.225-3, Buy American-Free Trade Agreements-Israeli Trade Act (NOV 2023) ( 19 U.S.C. 3301 note, 19 U.S.C. 2112 note, 19 U.S.C. 3805 note, 19 U.S.C. 4001 note, 19 U.S.C. chapter 29 (sections 4501-4732), Public Law 103-182, 108-77, 108-78, 108-286, 108-302, 109-53, 109-169, 109-283, 110-138, 112-41, 112-42, and 112-43.

    (ii) Alternate I [Reserved].

    (iii) Alternate II (Dec 2022) of 52.225-3.

    (iv) Alternate III (NOV 2023) of 52.225-3.

    (v) Alternate IV (Oct 2022) of 52.225-3.

X (54) 52.225-5, Trade Agreements (NOV 2023) ( 19 U.S.C. 2501, et seq., 19 U.S.C. 3301 note).

    (55) 52.225-13, Restrictions on Certain Foreign Purchases (Feb 2021) (E.O.'s, proclamations, and statutes administered by the Office of Foreign Assets Control of the Department of the Treasury).

    (56) 52.225-26, Contractors Performing Private Security Functions Outside the United States (Oct 2016) (Section 862, as amended, of the National Defense Authorization Act for Fiscal Year 2008; 10 U.S.C. Subtitle A, Part V, Subpart G Note).

    (57) 52.226-4, Notice of Disaster or Emergency Area Set-Aside (Nov 2007) ( 42 U.S.C. 5150).

    (58) 52.226-5, Restrictions on Subcontracting Outside Disaster or Emergency Area (Nov2007) ( 42 U.S.C. 5150).

    (59) 52.229-12, Tax on Certain Foreign Procurements (Feb 2021).

    (60) 52.232-29, Terms for Financing of Purchases of Commercial Products and Commercial Services (Nov 2021) ( 41 U.S.C. 4505, 10 U.S.C. 3805).

    (61) 52.232-30, Installment Payments for Commercial Products and Commercial Services (Nov 2021) ( 41 U.S.C. 4505, 10 U.S.C. 3805).

X (62) 52.232-33, Payment by Electronic Funds Transfer-System for Award Management (Oct2018) ( 31 U.S.C. 3332).

    (63) 52.232-34, Payment by Electronic Funds Transfer-Other than System for Award Management (Jul 2013) ( 31 U.S.C. 3332).

    (64) 52.232-36, Payment by Third Party (May 2014) ( 31 U.S.C. 3332).

X (65) 52.239-1, Privacy or Security Safeguards (Aug 1996) ( 5 U.S.C. 552a).

    (66) 52.242-5, Payments to Small Business Subcontractors (Jan 2017) ( 15 U.S.C. 637(d)(13)).

    (67) (i) 52.247-64, Preference for Privately Owned U.S.-Flag Commercial Vessels (Nov 2021) ( 46 U.S.C.

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55305 and 10 U.S.C. 2631).

    (ii) Alternate I (Apr 2003) of 52.247-64.

    (iii) Alternate II (Nov 2021) of 52.247-64.

(c) The Contractor shall comply with the FAR clauses in this paragraph (c), applicable to commercial services, that the Contracting Officer has indicated as being incorporated in this contract by reference to implement provisions of law or Executive orders applicable to acquisitions of commercial products and commercial services:

[Contracting Officer check as appropriate.]

    (1) 52.222-41, Service Contract Labor Standards (Aug 2018) ( 41 U.S.C. chapter67).

    (2) 52.222-42, Statement of Equivalent Rates for Federal Hires (May 2014) ( 29 U.S.C. 206 and 41 U.S.C. chapter 67).

    (3) 52.222-43, Fair Labor Standards Act and Service Contract Labor Standards-Price Adjustment (Multiple Year and Option Contracts) (Aug 2018) ( 29 U.S.C. 206 and 41 U.S.C. chapter 67).

    (4) 52.222-44, Fair Labor Standards Act and Service Contract Labor Standards-Price Adjustment (May 2014) ( 29U.S.C.206 and 41 U.S.C. chapter 67).

    (5) 52.222-51, Exemption from Application of the Service Contract Labor Standards to Contracts for Maintenance, Calibration, or Repair of Certain Equipment-Requirements (May 2014) ( 41 U.S.C. chapter 67).

    (6) 52.222-53, Exemption from Application of the Service Contract Labor Standards to Contracts for Certain Services-Requirements (May 2014) ( 41 U.S.C. chapter 67).

    (7) 52.222-55, Minimum Wages for Contractor Workers Under Executive Order 14026 (Jan 2022).

    (8) 52.222-62, Paid Sick Leave Under Executive Order 13706 (Jan 2022) (E.O. 13706).

    (9) 52.226-6, Promoting Excess Food Donation to Nonprofit Organizations (Jun 2020) ( 42 U.S.C. 1792).

(d) Comptroller General Examination of Record. The Contractor shall comply with the provisions of this paragraph (d) if this contract was awarded using other than sealed bid, is in excess of the simplified acquisition threshold, as defined in FAR 2.101, on the date of award of this contract, and does not contain the clause at 52.215-2, Audit and Records-Negotiation.

(1) The Comptroller General of the United States, or an authorized representative of the Comptroller General, shall have access to and right to examine any of the Contractor's directly pertinent records involving transactions related to this contract.

(2) The Contractor shall make available at its offices at all reasonable times the records, materials, and other evidence for examination, audit, or reproduction, until 3 years after final payment under this contract or for any shorter period specified in FAR subpart 4.7, Contractor Records Retention, of the other clauses of this contract. If this contract is completely or partially terminated, the records relating to the work terminated shall be made available for 3 years after any resulting final termination settlement. Records relating to appeals under the disputes clause or to litigation or the settlement of claims arising under or relating to this contract shall be made available until such appeals, litigation, or claims are finally resolved.

(3) As used in this clause, records include books, documents, accounting procedures and practices, and other data, regardless of type and regardless of form. This does not require the Contractor to create or maintain any record that the Contractor does not maintain in the ordinary course of business or pursuant to a provision of law.

(e)

(1) Notwithstanding the requirements of the clauses in paragraphs (a), (b), (c), and (d) of this clause, the Contractor is not required to flow down any FAR clause, other than those in this paragraph (e)(1), in a subcontract for commercial products or commercial services. Unless otherwise indicated below, the extent of the flow down shall be as required by the clause-

(i) 52.203-13, Contractor Code of Business Ethics and Conduct (Nov 2021) ( 41 U.S.C. 3509).

(ii) 52.203-17, Contractor Employee Whistleblower Rights (Nov 2023) ( 41 U.S.C. 4712).

(iii) 52.203-19, Prohibition on Requiring Certain Internal Confidentiality Agreements or Statements (Jan 2017) (section 743 of Division E, Title VII, of the Consolidated and Further Continuing Appropriations Act, 2015 (Pub. L. 113-235) and its successor provisions in subsequent appropriations acts (and as extended in continuing resolutions)).

(iv) 52.204-23, Prohibition on Contracting for Hardware, Software, and Services Developed or Provided by Kaspersky Lab Covered Entities (Dec 2023) (Section 1634 of Pub. L. 115-91).

(v) 52.204-25, Prohibition on Contracting for Certain Telecommunications and Video Surveillance Services or Equipment. (Nov 2021) (Section 889(a)(1)(A) of Pub. L. 115-232).

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(vi) 52.204-27, Prohibition on a ByteDance Covered Application (Jun 2023) (Section 102 of Division R of Pub. L. 117-328).

(vii)

(A) 52.204 -30, Federal Acquisition Supply Chain Security Act Orders --Prohibition. (Dec 2023) ( Pub. L. 115

-390, title II).

(B) Alternate I (Dec 2023) of 52.204 -30.

(viii) 52.219-8, Utilization of Small Business Concerns (Sep 2023) ( 15 U.S.C. 637(d)(2) and (3)), in all subcontracts that offer further subcontracting opportunities. If the subcontract (except subcontracts to small business concerns) exceeds the applicable threshold specified in FAR 19.702(a) on the date of subcontract award, the subcontractor must include 52.219-8 in lower tier subcontracts that offer subcontracting opportunities.

(ix) 52.222-21, Prohibition of Segregated Facilities (Apr 2015).

(x) 52.222-26, Equal Opportunity (Sep 2015) (E.O.11246).

(xi) 52.222-35, Equal Opportunity for Veterans (Jun 2020) ( 38 U.S.C. 4212).

(xii) 52.222-36, Equal Opportunity for Workers with Disabilities (Jun 2020) ( 29 U.S.C. 793).

(xiii) 52.222-37, Employment Reports on Veterans (Jun 2020) ( 38 U.S.C. 4212).

(xiv) 52.222-40, Notification of Employee Rights Under the National Labor Relations Act (Dec 2010) (E.O. 13496). Flow down required in accordance with paragraph (f) of FAR clause 52.222-40.

(xv)  52.222-41, Service Contract Labor Standards (Aug 2018) ( 41 U.S.C. chapter 67).

(xvi)

(A) 52.222-50, Combating Trafficking in Persons (Nov 2021) ( 22 U.S.C. chapter 78 and E.O 13627).

(B) Alternate I (Mar 2015) of 52.222-50 ( 22 U.S.C. chapter 78 and E.O. 13627).

(xvii) 52.222-51, Exemption from Application of the Service Contract Labor Standards to Contracts for Maintenance, Calibration, or Repair of Certain Equipment-Requirements (May 2014) ( 41 U.S.C. chapter 67).

(xviii) 52.222-53, Exemption from Application of the Service Contract Labor Standards to Contracts for Certain Services-Requirements (May 2014) ( 41 U.S.C. chapter 67).

(xix) 52.222-54, Employment Eligibility Verification (May 2022) (E.O. 12989).

(xx) 52.222-55, Minimum Wages for Contractor Workers Under Executive Order 14026 (Jan 2022).

(xxi) 52.222-62, Paid Sick Leave Under Executive Order 13706 (Jan 2022) (E.O. 13706).

(xxii)

(A) 52.224-3, Privacy Training (Jan 2017) ( 5 U.S.C. 552a).

(B) Alternate I (Jan 2017) of 52.224-3.

(xxiii) 52.225-26, Contractors Performing Private Security Functions Outside the United States (Oct 2016) (Section 862, as amended, of the National Defense Authorization Act for Fiscal Year 2008; 10 U.S. C. Subtitle A, Part V, Subpart G Note).

(xxiv) 52.226-6, Promoting Excess Food Donation to Nonprofit Organizations (Jun 2020) ( 42 U.S.C. 1792). Flow down required in accordance with paragraph (e) of FAR clause 52.226-6.

(xxv) 52.232-40, Providing Accelerated Payments to Small Business Subcontractors (Mar 2023) ( 31 U.S.C. 3903 and 10 U.S.C. 3801). Flow down required in accordance with paragraph (c) of 52.232-40.

(xxvi) 52.247-64, Preference for Privately Owned U.S.-Flag Commercial Vessels (Nov 2021) ( 46 U.S.C. 55305 and 10 U.S.C. 2631). Flow down required in accordance with paragraph (d) of FAR clause 52.247-64.

(2) While not required, the Contractor may include in its subcontracts for commercial products and commercial services a minimal number of additional clauses necessary to satisfy its contractual obligations.

(End of clause)

252.223-7001 HAZARD WARNING LABELS (DEC 1991) DFARS

(a) "Hazardous material," as used in this clause, is defined in the Hazardous Material Identification and Material Safety Data clause of this contract.

(b) The Contractor shall label the item package (unit container) of any hazardous material to be delivered under this contract in accordance with the Hazard Communication Standard (29 CFR 1910.1200 et seq). The Standard requires that the hazard warning label conform to the requirements of the standard unless the material is otherwise subject to the labelling requirements of one of the following statutes:

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1. Federal Insecticide, Fungicide and Rodenticide Act;

2. Federal Food, Drug and Cosmetics Act;

3. Consumer Product Safety Act;

4. Federal Hazardous Substances Act; or

5. Federal Alcohol Administration Act.

(c) The Offeror shall list which hazardous material listed in the Hazardous Material Identification and Material Safety Data clause of this contract will be labelled in accordance with one of the Acts in paragraphs (b)(1) through (5) of this clause instead of the Hazard Communication Standard. Any hazardous material not listed will be interpreted to mean that a label is required in accordance with the Hazard Communication Standard.

MATERIAL (IF NONE, INSERT "NONE") ACT

(d) The apparently successful Offeror agrees to submit, before award, a copy of the hazard warning label for all hazardous materials not listed in paragraph (c) of this clause. The Offeror shall submit the label with the Material Safety Data Sheet being furnished under the Hazardous Material Identification and Material Safety Data clause of this contract.

(e) The Contractor shall also comply with MIL-STD-129, Marking for Shipment and Storage (including revisions adopted during the term of this contract).

(End of clause)

252.232-7006 WIDE AREA WORKFLOW PAYMENT INSTRUCTIONS (JAN 2023) (DFARS)

(a) Definitions. As used in this clause --

"Department of Defense Activity Address Code (DoDAAC)" is a six position code that uniquely identifies a unit, activity, or organization.

"Document type" means the type of payment request or receiving report available for creation in Wide Area WorkFlow (WAWF).

"Local processing office (LPO)" is the office responsible for payment certification when payment certification is done external to the entitlement system.

"Payment request" and "receiving report" are defined in the clause at 252.232-7003 , Electronic Submission of Payment Requests and Receiving Reports.

(b) Electronic invoicing. The WAWF system provides the method to electronically process vendorpayment requests and receiving reports, as authorized by Defense Federal Acquisition Regulation Supplement (DFARS) 252.232-7003 , Electronic Submission of Payment Requests and Receiving Reports.

(c) WAWF access. To access WAWF, the Contractor shall --

(1) Have a designated electronic business point of contact in the System for Award Managementat https://www.sam.gov; and

(2) Be registered to use WAWF at https://wawf.eb.mil/ following the step-by-step procedures forself-registration available at this web site.

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SECTION I - CONTRACT CLAUSES (CONTINUED)

(d) WAWF training. The Contractor should follow the training instructions of the WAWF Web-BasedTraining Course and use the Practice Training Site before submitting payment requests through WAWF. Both can be accessed by selecting the "Web Based Training" link on the WAWF home page at https://wawf.eb.mil/

(e) WAWF methods of document submission. Document submissions may be via web entry,Electronic Data Interchange, or File Transfer Protocol.

(f) WAWF payment instructions. The Contractor shall use the following information when submittingpayment requests and receiving reports in WAWF for this contract or task or delivery order:

(1) Document type. The Contractor shall submit payment requests using the following documenttype(s):

(i) For cost-type line items, including labor-hour or time-and-materials, submit a costvoucher.

(ii) For fixed price line items --

(A) That require shipment of a deliverable, submit the invoice and receiving reportspecified by the Contracting Officer.

_____Combo Invoice

(Contracting Officer: Insert applicable invoice and receiving report document type(s) for fixed price line items that require shipment of a deliverable.)

(B) For services that do not require shipment of a deliverable, submit either the Invoice Combo Invoice, which meets the requirements for the invoice and receiving report, or the applicable invoice and receiving report, as specified by the Contracting Officer.

_____Combo Invoice

(Contracting Officer: Insert either "Combo Invoice" or the applicable invoice and receiving re port document type(s) for fixed price line items for services.)

(iii) For customary progress payments based on costs incurred, submit a progress payment request.

(iv) For performance based payments, submit a performance based payment request.

(v) For commercial financing, submit a commercial financing request.

(2) Fast Pay requests are only permitted when Federal Acquisition Regulation (FAR) 52.213-1 is included in the contract.

[Note: The Contractor may use a WAWF "combo" document type to create some combinations of invoice and receiving report in one step.]

(3) Document routing. The Contractor shall use the information in the Routing Data Table below only to fill in applicable fields in WAWF when creating payment requests and receiving reports in the system.

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(*Contracting Officer: Insert applicable DoDAAC information. If multiple ship to/acceptance locations apply, insert "See Schedule" or "Not applicable.")

(**Contracting Officer: If the contract provides for progress payments or performance-based payments, insert the DoDAAC for the contract administration office assigned the functions under FAR 42.302(a)(13).)

(1) Payment request. The Contractor shall ensure a payment request includes documentation appropriate to the type of payment request in accordance with the payment clause, contract financing clause, or Federal Acquisition Regulation 52.216-7, Allowable Cost and Payment, as applicable.

(2) Receiving report. The Contractor shall ensure a receiving report meets the requirements of DFARS Appendix F

(g) WAWF point of contact.

(1) The Contractor may obtain clarification regarding invoicing in WAWF from the following contracting activity's WAWF point of contact.

__Daniel Rosen, daniel.rosen@dla.mil

(Contracting Officer: Insert applicable information or "Not applicable.")

(2) Contact the WAWF helpdesk at 866-618-5988, if assistance is needed.

(End of clause)

52.252-1 CLAUSES INCORPORATED BY REFERENCE (FEB 1998) FAR

This contract incorporates one or more clauses by reference, with the same force and effect as if they were given in full text. Upon request, the Contracting Officer will make their full text available. Also, the full text of a clause may be accessed electronically at this/these address(es): https://www.acquisition.gov/far/part-52

52.216-18 Ordering

As prescribed in 16.506(a), insert the following clause:

Ordering (Aug 2020)

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SECTION I - CONTRACT CLAUSES (CONTINUED)

(a) Any supplies and services to be furnished under this contract shall be ordered by issuance of delivery orders or task orders by the individuals or activities designated in the Schedule. Such orders may be issued from DATE OF AWARD through _END OF ORDERING PERIOD .

(b) All delivery orders or task orders are subject to the terms and conditions of this contract. In the event of conflict between a delivery order or task order and this contract, the contract shall control.

(c) A delivery order or task order is considered "issued" when --

(1) If sent by mail (includes transmittal by U.S. mail or private delivery service), the Government deposits the order in the mail;

(2) If sent by fax, the Government transmits the order to the Contractor's fax number; or

(3) If sent electronically, the Government either --

(i) Posts a copy of the delivery order or task order to a Government document access system, and notice is sent to the Contractor; or

(ii) Distributes the delivery order or task order via email to the Contractor's email address.

(d) Orders may be issued by methods other than those enumerated in this clause only if authorized in the contract.

(End of clause)

52.216-19 Order Limitations.

As prescribed in 16.506(b), insert a clause substantially the same as follows:

Order Limitations (Oct 1995)

(a) Minimum order. When the Government requires supplies or services covered by this contract in an amount of less than $1,000,000.00, the Government is not obligated to purchase, nor is the Contractor obligated to furnish, those supplies or services under the contract.

(b) Maximum order. The Contractor is not obligated to honor-

(1) Any order for a single item in excess of $125,000,000.00;

(2) Any order for a combination of items in excess of $125,000,000.00; or

(3) A series of orders from the same ordering office within 30 days that together call for quantities exceeding the limitation in paragraph (b)(1) or (2) of this section.

(c) If this is a requirements contract (i.e., includes the Requirements clause at subsection 52.216-21 of the Federal Acquisition Regulation (FAR)), the Government is not required to order a part of any one requirement from the Contractor if that requirement exceeds the maximum-order limitations in paragraph (b) of this section. (d)Notwithstanding paragraphs (b) and (c) of this section, the Contractor shall honor any order exceeding the maximum order limitations in paragraph (b), unless that order (or orders) is returned to the ordering office within _7_ days after issuance, with written notice stating the Contractor's intent not to ship the item (or items) called for and the reasons. Upon receiving this notice, the Government may acquire the supplies or services from another source.

(End of clause)

52.216-22 Indefinite Quantity.

As prescribed in 16.506(e), insert the following clause:

Indefinite Quantity (DEVIATION 2026-O0038) (FEB 2026)

(a) This is an indefinite-quantity contract for the supplies or services specified, and effective for the period stated, in

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SECTION I - CONTRACT CLAUSES (CONTINUED)

the Schedule. The quantities of supplies and services specified in the Schedule are estimates only and are not purchased by this contract.

(b) Delivery or performance shall be made only as authorized by orders issued in accordance with the Ordering clause. The Contractor shall furnish to the Government, when and if ordered, the supplies or services specified in the Schedule up to and including the quantity designated in the Schedule as the "maximum." The

Government shall order at least the quantity of supplies or services designated in the Schedule as the "minimum."

(c) Except for any limitations on quantities in the Order Limitations clause or in the Schedule, there is no limit on the number of orders that may be issued. The Government may issue orders requiring delivery to multiple destinations or performance at multiple locations.

(d) Any order issued during the effective period of this contract and not completed within that period shall be completed by the Contractor within the time specified in the order. The contract shall govern the Contractor's and Government's rights and obligations with respect to that order to the same extent as if the order were completed during the contract's effective period; provided, that the Contractor shall not be required to make any deliveries under this contract after 36 month after delivery order issuance.

(End of clause)

52.216-32 Task-Order and Delivery-Order Ombudsman.

As prescribed in 16.505(j), insert the following clause:

Task-Order and Delivery-Order Ombudsman (Sept 2019)

(a) In accordance with 41 U.S.C. 4106(g), the Agency has designated the following task-order and delivery-order Ombudsman for this contract. The Ombudsman must review complaints from the Contractor concerning all task-order and delivery-order actions for this contract and ensure the Contractor is afforded a fair opportunity for consideration in the award of orders, consistent with the procedures in the contract.

Matthew S. Ryan

DLA Contracting Services Office

700 Robbins Avenue

Philadelphia, PA 19111-5092

(215) 737-2253

matthew.ryan@dla.mil

(b) Consulting an ombudsman does not alter or postpone the timeline for any other process (e.g., protests).

(c) Before consulting with the Ombudsman, the Contractor is encouraged to first address complaints with the Contracting Officer for resolution. When requested by the Contractor, the Ombudsman may keep the identity of the concerned party or entity confidential, unless prohibited by law or agency procedure.

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(End of clause)

252.240-7999 PROHIBITION ON THE PROCUREMENT OF COVERED SEMICONDUCTOR PRODUCTS AND SERVICES FROM COMPANIES PROVIDING COVERED SEMICONDUCTOR PRODUCTS AND SERVICES TO HUAWEI (SEP 2025) (DEVIATION 2025-O0007) DFARS

(a) Prohibition. In accordance with section 853 of the National Defense Authorization Act for Fiscal Year 2025, during the performance of this contract, the

Contractor shall not knowingly provide any covered semiconductor products and services to Huawei.

(b) Definitions.

(1) "Covered semiconductor products and services" means --

(i) Semiconductors;

(ii) Equipment for manufacturing semiconductors; and

(iii) Tools for designing semiconductors.

(2) "Huawei" means --

(i) Huawei Technologies Company;

(ii) Any entity that is a subsidiary, owner, beneficial owner, affiliate, or successor of Huawei Technologies Company; and

(iii) Any entity that is directly or indirectly controlled by Huawei Technologies Company.

(End of clause)

SECTION J - LIST OF ATTACHMENTS

List of Attachments

Description	File Name
ATTACH_KTR_Signed_SP 800026D0016	SP800026D0016_LARGO_ 17JUN26 signed.pdf